The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

September 13, 2010
Michael F. Johnson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3477
Facsimile Number: (703) 813-6981

Re:	Income Now Consulting
Registration Statement on Form S-l
Filed July 6,2010
File No. 333-167984

In response to your comment letter dated August 8, 2010, Income Now Consulting (the “Company,” “Income Now,” “we,” and “us”) has the following responses:

General

1.           We refer to the following SEC litigation release relating to the company's outside counsel, Mr. Loev, available at www.lexis.com: "Securities and Exchange Commission v. Integrated Services Group Inc., James L. Rowton and David M, Loev," Case No. 4:05-cv-04071 (U.S.D.C/S.D. Tex., Houston Division), Litigation Release No. 19476, November 29, 2005. Please tell us supplementally what consideration you gave to discussing in the registration statement the allegations against Mr. Loev and his settlement with the SEC, and advise how you concluded that no disclosure relating to this matter is required.

RESPONSE:

The Company does not believe that the disclosure of Mr. Loev’s above referenced settlement (pursuant to which Mr. Loev settled any outstanding issues with the Commission without admitting to or denying the Commission’s allegations) has any bearing on his ability to represent the Company, serve before the Commission or to provide an opinion on the Registration Statement and that no disclosure of the settlement is necessary or warranted under the circumstances.  Furthermore, Mr. Loev is not a director, executive officer, promoter or control person of the Company and therefore no disclosure of the settlement is required pursuant to Item 401 of Regulation S-K.

Cover page

2.           Please state on the cover page that the resale transaction constitutes the initial public offering of Income Now Consulting’s common stock.

RESPONSE:

The Company has revised the Registration Statement to include the information you have requested.

Prospectus Summary

3.           You state on the first page of the summary section that you have not generated any revenue to date and that you have generated limited revenues to date. Please reconcile your disclosure and ensure consistent disclosure throughout.

RESPONSE:

The Company has revised its disclosures throughout the amended Registration Statement to clarify that it has not generated any revenues to date.

4.           Your business is described as an interactive fundraising program and website for non-profit organizations, schools and clubs, as well as a subscription-based database management program. We further note that although you have no customers or revenues to date, your program "is nearly ready for commercial sale." Please consider adding to the summary section a concise, materially complete description of your proposed business, the status of your program development efforts and your expectations regarding your plans for "commercial sale."

RESPONSE:

The Company has updated the “Prospectus Summary” section of the amended Registration Statement to include the information you have requested.

Risk Factors

''Because we have not generated any revenue from our business

5.           Please disclose here the number of months of planned operations that your existing capital resources will enable you to fund following the date of the prospectus. Given that those resources appear to be insufficient to fund a minimum of 12 months of operations, please also state the estimated amount of additional capital required to enable you to execute your business plan for the minimum period of 12 months.

RESPONSE:

The Company has revised its disclosures as requested and added similar disclosures under “Plan of Operations”, “Liquidity and Capital Resources” and “Summary of Offering.”

"Because we are dependent on contracting with third party firm(s) . . . “

6.           You state that you "are dependent on contracting with third party firm(s)" and, in a separate risk factor also on page 8, that you "rely on subcontractors for the programming and maintenance of critical elements of our website...." Since it appears that you currently have no third-party agreements to perform such services for you, and you presumably are not currently engaging in billing customers, tracking sales or computer maintenance, please revise these risk factors so your disclosure accurately reflects the risk to you should you undertake these activities in the future. In this regard, please review your disclosure throughout tor consistency and accuracy.

RESPONSE:

The Company has revised its disclosures in the risk factors you referenced, as well as various disclosures throughout the amended Registration to make clear that the Company’s product is not currently operational and is only currently “planned.”

"Our officers and Directors lack experience in and with publicly-traded companies."

7.           In the absence of any employees other than your two officers and directors, please tell us how the company proposes to create a system of accounting controls and procedures and to maintain the accounting records that it will use to record transactions that would be audited by the independent accountant. Disclose whether your officers and directors have experience with financial accounting and preparation of reports under the Exchange Act. It appears that a discussion of the competence or lack of experience in this area is a relevant subject for disclosure in the risk factor section and elsewhere, as appropriate.

RESPONSE:

The Company has revised and expanded the risk factor as referenced to include a discussion of the Company’s officers and Directors lack of experience with Exchange Act financial reporting requirements as you have requested and added further disclosure under “Directors, Executive Officers, Promoters and Control Persons” in the amended Registration Statement.

Plan of Distribution

8.           Revise your filing to remove the statement that a "penny stock" schedule is prepared "by the Commission."

RESPONSE:

The Company has revised the amended Registration Statement as you have requested.

Description of Business

General

9.           Expand your disclosure in the summary and business sections to provide enhanced disclosure of the status of your development. See Item 10l(h)(4)(iii) of Regulation S-K. Clarify what you have accomplished to date and what remains to be accomplished in order for your company to generate revenues. In addition, please include in the business section a brief description of your material contractual arrangements, if any.

RESPONSE:

The Company has revised its disclosure in the summary and business sections to provide enhanced disclosure of the status of the Company’s products.  We have also been advised that all of the Company’s material agreements have already been disclosed in the Registration Statement.

10.           We note your references to industry data attributed to third parties such as Morgan Stanley and Forrester Research. Please disclose the dates of all such material cited. In addition, please provide us with supplemental copies of each such report or other source document containing the cited material. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information and cross-reference it to the appropriate location in your prospectus. Also, in your response letter, tell us whether any of the reports cited were commissioned by you.

RESPONSE:

None of the reports referenced were commissioned by the Company or prepared by the Company or for use in connection with the offering.  The Company has updated its disclosures throughout the prospectus to state the date of all of the materials cited.  Furthermore, the Company is supplementally providing you copies of the reports and other source material cited, clearly marked to highlight the applicable portions and referenced in the prospectus for your review.

11.           With respect to the hyperlinks to Morgan Stanley, Forrester Research and The Boy Scouts of America, we note that the website addresses you list in your document do not provide a link to the cited reports. Note further that you should not refer readers to third-party websites. Please revise your document to remove all references to websites other than your own.

RESPONSE:

As stated above, the Company has updated its disclosures throughout the prospectus to state the date of reports cited, and removed links to information referenced, where applicable.

Directors. Executive Officers, Promoters and Control Persons

12.           Please be advised of the recent adoption of SEC Release No. 33-9089A Proxy Disclosure Enhancements, available on our website at http://www.sec.gov/rule3/final/2009/33-9089.pdf. In this regard, please provide the information required by Item 401(e) of Regulation S-K. In addition, please note that the information regarding the involvement of any officers, directors or director nominees in certain legal proceedings that you have disclosed on page 32 must be provided with respect to events occurring during the past ten years. Please revise your disclosure accordingly.

RESPONSE:

The Company has updated its disclosures as you have requested and further updated to clarify that the information regarding the involvement of any officers, directors or director nominees in certain legal proceedings as provided in the Registration Statement, relates back to the prior ten years, and not the prior five years, as previously disclosed.

Certain Relationships and Related Transactions

13.           It appears that Ruthy Navon may be a promoter within the meaning of Securities Act Rule 405. Please tell us how you determined that the contractual agreement with Ms. Navon is not required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE:

The Company has added information in the prospectus and has disclosed Ms. Navon as a Promoter in the amended Registration Statement.

Other Expenses of Issuance and Distribution

14.           Please tell us whether your estimated expenses for the costs and expenses "in connection with the issuance and distribution of the securities being registered" are part of your expenses to fund your plan of operation over the next twelve months as stated on page 29.

RESPONSE:

The Company has updated its disclosures under Plan of Operations to clarify the amounts of additional funding required in connection with the offering and the Company’s periodic reporting requirements over the following 12 months as requested.

Report of Independent Registered Public Accounting Firm, page F-2

15.           We note that your auditors are located in Houston, Texas. Please tell us where the majority of the company's operations (assets, liabilities and expenses) are located. In this regard, we note on page 22 that your head office is located in Las Vegas, Nevada} although as noted in your disclosures on page 9, your executive officers and directors reside in Israel. To the extent that your operations are conducted in Israel, tell us how the audit of such operations was conducted. Your response should include a discussion of the following:

•
Whether another auditor was involved in the audit of the Israel operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

•
Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Israel. To the extent GBH conducted the audit in Israel, tell us whether the firm used the staff from their U.S. office or whether they hired additional staff in Israel to perform the audit procedures. Tell us whether the staff assigned to the audit were bi-lingual and provide us with the background experience and credentials for each staff member involved with the audit.

RESPONSE:

The Company does not have any operations in Israel and none of the company’s assets, liabilities, revenues or expenses are located in Israel.  Furthermore, the source documents reviewed by the Company’s independent auditors relating to the Company (agreements and bank statements) were all in English.  The Company’s U.S. auditor performed all of the required audit procedures within the U.S.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate